January 12, 2011

Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Re:	China Skyrise Digital Service, Inc.
Form 10-K for the Year Ended December 31, 2009
File No. 333-139940

Dear Ms. Collins:

On behalf of China Skyrise Digital Service, Inc. (the “Company,” “we,” or “our”), we hereby submit the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on December 10, 2010, with respect to our Form 10-K for the Year Ended December 31, 2009 (the “10-K”).

We understand and agree that:

a. the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

b. the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c. the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Kathleen Collins
Accounting Branch Chief
January 12, 2011

Form 10-K for Year Ended December 31, 2009

Item 9(A)T. Controls and Procedures, page 37

1.

It appears from your response to prior comment 1 that you did not address all of the bullet points in our previous comment. As previously requested, please explain further how you evaluate and assess internal control over financing reporting. In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations. Also, tell us if you maintain your books and records in accordance with U.S. GAAP and if so, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Response: We were a shell company until our reverse acquisition of United Digital Home H.K. Group Company Limited (“United Digital”), a Hong Kong limited company and its PRC subsidiaries, Shenzhen Skyrise Technology Co., Ltd. (“Skyrise Technology”) and Shenzhen Skyrise Digital Electronics Co., Ltd. Skyrise Technology’s wholly-owned subsidiary. The acquisition was accounted for as a recapitalization effected by a share exchange, wherein United Digital was considered the acquirer for accounting and financial reporting purposes. As a result of the transaction, our business and operations became the business and operations of United Digital and its subsidiaries, and the financial and accounting history of United Digital and its subsidiaries became our accounting and financial history. Prior to our reverse acquisition of United Digital, United Digital maintained its books, accounts and records in accordance with generally accepted accounting principles of the PRC, which are closely aligned with the International Financial Reporting Standards. However, as a result of the transaction, the Company’s consolidated books, accounts and records are being maintained, and its consolidated financial statements are being prepared in conformity with U.S. GAAP.

Until December 30, 2010, when Mr. Jiabo Fan joined our Company as our new Chief Financial Officer, none of the personnel primarily responsible for preparing our books, records and financial statements and for assessing the effectiveness of our internal control over financial reporting had prior U.S. GAAP experience sufficient to provide adequate internal controls over financial reporting. However, based on Mr. Fan’s prior experience, discussed in our response to Comment #2 below, we believe that Mr. Fan possesses sufficient knowledge of U.S. GAAP and SEC rules and regulations and has the requisite knowledge to prepare financial statements in accordance with U.S. GAAP and to conclude on the effectiveness of your internal control over financial reporting.

Our accounting team, under the guidance and supervision of Mr. Fan, will adjust and reconcile the subsidiaries’ accounting and financial statements into U.S. GAAP on a quarterly basis, and will further consolidate them into the Company’s financial statements for both book-keeping and SEC reporting purposes. During this process, Mr. Fan will keep our accounting team informed and updated on recent accounting pronouncements, updates and rule changes by the SEC and other regulatory agencies.

Kathleen Collins
Accounting Branch Chief
January 12, 2011

With the guidance of Mr. Fan, we will also maintain an internal control system to ensure that our activities and transactions are recorded and reported in accordance with U.S. GAAP. We will maintain our Company books, accounts and records in accordance with U.S. GAAP, using sufficient detail to reflect transactions accurately and fairly. Mr. Fan will review the consolidated financial statements and the appropriate adjustments necessary in compliance with U.S. GAAP to ensure that the work is proper and complete. Specific attention will be paid to issues such as revenue recognition, disclosure requirements, valuation and allocation, related-party transactions, liabilities, including contingent liabilities, and going-concern status. In so doing he will utilize a U.S. GAAP and SEC disclosure checklist to ensure that the financial statements are prepared in conformity with U.S. GAAP and that adequate disclosures have been made in the Company’s financial statements and the related footnotes. After his review, Mr. Fan will prepare an analytical review, fluctuation analysis and comments on the financial statements and provide them with the consolidated financial statements to our CEO and the Board of Directors who will then review them to ensure that the amounts and disclosures in the financial statements are reasonable and accurate. After the foregoing process, both Mr. Fan and the CEO will sign off on the Company’s financial statements for issuance.

We will also maintain a system of internal controls which will be effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, and that:

  transactions are executed in accordance with management’s general or specific authorization;

  all records are maintained, in reasonable detail, to accurately and fairly reflect the transactions of the Company;

  transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP and any other criteria applicable to such statements, and to maintain accountability for assets;

  reasonable assurance is provided regarding prevention and timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements;

  our receipts and expenditures are being made only in accordance with authorization of the Company’s management and directors; and

  access to assets is permitted only in accordance with management’s general or specific authorization.

We have a stringent control policy over cash resources at the subsidiary level. None of them is allowed to receive any funds from customers as settlement of accounts receivables. Instead such funds are required to be remitted to our executive offices directly from such customers. We deposit a fixed sum of funds with our subsidiaries for daily operations, and require that each manager provides sufficient documentary support for use of such funds, including payment receipts and evidence of CFO and CEO approval (which is required for all expenditures). We also conduct surprise inspections of cash accounts. All other operations are administrated centrally.

Our employees must record transactions in a timely manner and report immediately if financial statements are believed to be misstated or manipulated, or if they are pressured, threatened or aware of unethical behavior or fraudulent financial activities.

Kathleen Collins
Accounting Branch Chief
January 12, 2011

We will reflect under Item 9A of our annual report on Form 10-K for the fiscal year ended December 31, 2010, that we have a material weakness in our internal control over financial reporting which we have begun to address with our appointment of Mr. Fan, discussed above. We also intend to establish an independent audit committee in accordance with NASDAQ’s Marketplace Rules within the next twelve months. We expect that our independent audit committee will provide adequate corporate governance oversight of our internal controls over financial reporting and will include at least one independent director who will qualify as an “audit committee financial expert.”

2.

Based on your response to our prior comment 1, it is unclear how you were able to conclude that your internal control over financial reporting was effective considering the apparent limited U.S. GAAP experience of those primarily responsible for preparing your books, records and financial statements and those responsible for assessing the effectiveness of your internal control over financial reporting. In this regard, we note that your chief financial officer and chief executive officer have gained their U.S. GAAP knowledge through independent self study using the U.S. GAAP reference book, U.S. GAAP and SOX compliance tool kits, and other internet resources. Please describe in greater detail the internal and external accounting training that your CFO and CEO have had on U.S. GAAP and SEC rules and regulations and explain why you believe these self study programs are sufficient to maintain the requisite knowledge to prepare financial statements in accordance with U.S. GAAP and to conclude on the effectiveness of your internal control over financial reporting. Further, tell us if there is any other U.S. GAAP experience or knowledge obtained by these individuals that you have not discussed in your prior response.

Response: We note your comment and acknowledge that, until December 30, 2010, when Mr. Jiabo Fan joined our Company as our new Chief Financial Officer, none of the personnel primarily responsible for preparing our books, records and financial statements and for assessing the effectiveness of our internal control over financial reporting had prior U.S. GAAP experience sufficient to provide adequate internal controls over financial reporting. Prior to joining the Company, Mr. Fan served from August 2003 to November 2010 in various positions with PriceWaterhouseCoopers China, a leading international public accounting firm, including Engagement Manager and Assurance Department Manager. As an Engagement Manager, Mr. Fan was in charge of auditing several PRC and Hong Kong listed companies, in accordance with Chinese Accounting Standards, as well as the auditing of subsidiaries of several multinational corporations in accordance with U.S. GAAP and International Financial Reporting Standards. Mr. Fan holds a Bachelor’s Degree in Finance from Shanghai Jiao Tong University. Based on Mr. Fan’s prior experience, we believe that Mr. Fan possesses sufficient knowledge of U.S. GAAP and SEC rules and regulations and has the requisite knowledge to prepare financial statements in accordance with U.S. GAAP and to conclude on the effectiveness of your internal control over financial reporting.

We are also exploring the need to hire additional senior accounting and financial personnel with prior U.S. GAAP experience, preferably with experience in US public companies.

Revenue Recognition, page F-7

3.

We note your response to prior comment 2. We are having difficulties understanding your accounting for security system sales that include two years of free maintenance as your responses to date have provided inconsistent information. Regardless of whether or not the company believes maintenance services are immaterial to your financial statements, in an effort to fully understand your accounting, please respond to the following:

Kathleen Collins
Accounting Branch Chief
January 12, 2011

  In response to comment 2 in your July 12, 2010 response letter, you indicate that maintenance services include (a) fault checking, (b) system upgrade and (c) accident response. Please describe further the exact nature of each of these services and explain how you determined that such services are more akin to a limited warranty obligation versus maintenance services;

  Explain what you mean by “one-off specified services” as referenced in your September 27, 2010 response letter (comment 3);

  Your current response indicates that maintenance “costs” are minimal and immaterial (less than $1,000 per year). Please clarify whether you are referring to the costs of providing maintenance services or the revenue earned from such services. To the extent you are referring to the cost of providing such services, explain further what relevance the costs have to your revenue recognition policy for such services. Also, please clarify whether the $1,000 per year represents the total costs for all system sales during the year or whether it represents the annual cost per year for each system sold. If the latter is the case, then tell us the total costs for all system sales for each period presented;

  If you have concluded that maintenance revenues are immaterial to your financial statements, then provide the amount of maintenance revenue used as the basis for such conclusions and tell us how you determined such amounts. In this regard, your response to comment 3 in your August 13, 2010 letter indicates that it is difficult for you to obtain reliable evidence of fair value for your maintenance services; however, your response to comment 2 in your September 27, 2010 letter implies that you are able to determine fair value for such services. Please clarify these inconsistencies. To the extent that you can reasonably determine fair value for maintenance services included in your security system sales, explain in detail, how you determine the fair value of such services and provide quantified information, as available. In this regard, the disclosures in your September 30, 2010 Form 10-Q refer to VSOE, third-party evidence and other estimates, however, it is not clear which, if any, of these you are using to establish fair value for your maintenance services. To the extent that you are unable to determine fair value for such services, explain further how you determined that recognizing revenue for the entire security system sale up-front versus over the life of the maintenance services is appropriate; and

  Reconcile the accounting policy included in your September 30, 2010 Form 10-Q to the information provided in your response. To the extent that your current policy does not coincide with the information provided in your response, then provide your proposed revised disclosures to rectify this situation.

Response: “Fault checking” means that we will perform self-checking periodically on the products we have sold, to ensure that they are running properly according to the specifications for these products; “system upgrade” refers to upgrade work that we consider necessary to make our products operate effectively; and “accident response” means that we will correct the problem free of charge to the customer if the problem has occurred during the free maintenance period. The foregoing services are necessary services related with the products that we have sold, and these provisions are detailed in the original sales contracts. We consider these services to be limited warranty obligations. The total annual internal cost of providing these services for all systems sold is less than $1,000, historically.

Kathleen Collins
Accounting Branch Chief
January 12, 2011

“One-off specified service” means a specific repair to a specific system that was sold. This is not a yearly maintenance review or a general item. These general maintenance items or annual reviews would include (a) fault checking, (b) system upgrades and (c) accident response.

The maintenance costs that we mentioned are the costs of providing maintenance services for all of the systems we have sold, not the revenue earned.

Maintenance revenues were approximately $450 for the period from January through September, 2010, which is less than 1% of the net income of the same period. As such we consider this amount to be immaterial. Maintenance revenues that would be generated from the services that we have mentioned in the previous paragraphs, i.e. fault checking, system upgrade accident response and one-off services have not historically been tracked by the Company. The costs associated with these services for the period from January to September of 2010 are less than $700. Had we attempted to recognize revenue for these services, based upon our traditional mark-up for maintenance services that we have provided beyond the two year maintenance free periods, the amount of revenue to be recognized during this same time period would be approximately $1,200. Again, we feel that this amount is not material and does not need to be disclosed separately in the financial statements. Based upon historical data, the maintenance services provided during the two year free maintenance periods or the revenues that would be generated from providing these services, is not material to the financial statements of the Company. Therefore, management has determined that it is not appropriate to recognize revenue over the life of the maintenance services and has concluded that recognizing revenue solely at the time the system is sold is the correct application of revenue recognition under U.S. GAAP. Since future revenue from maintenance service of contracts of multiple element arrangement is not yet certain, we add this accounting policy for future purpose and as guidance for our accounting staff to account for material maintenance service of contracts of multiple element arrangement in accordance with this accounting policy.

The Company generates its revenues from the sales and installation of security systems and that the hardware and software to operate these security systems are sold as one unit. This is the only source of revenues that accrues to the company. The Company has disclosed in several places that it does provide maintenance services but these maintenance services are not material and therefore not accounted for separately in the financial statements. The Company is considering revenues from all of these different sources, but historically the Company has not generated any revenues from these sources. The disclosures in the financial statements describes how the company would account for these revenues when and if they occur and become material to the financial statements.

4.

We note your response to comment 4 in your September 27, 2010 response letter where you indicated that revenue is recognized upon both delivery of the products and customer acceptance through successful testing of the products by the customer.” Your current response to comment 2 does not appear to be consistent with your September 27, 2010 response. Tell us whether the reference to “customer acceptance through successful testing” in the September 27, 2010 response letter was referring to arrangements in which the company installed the equipment. Also, for arrangements in which the company provides installation services, please clarify whether revenue is recognized upon installation or whether revenue is recognized upon installation, testing and acceptance by the customer.

Response: The Company’s revenue recognition policy is to record revenues when the security system ships (delivery), and not when it reaches the customer. On occasion, the Company sells and installs the security system. For these transactions, delivery is considered to have occurred after installation (testing and acceptance by customer is done during installation and not after we leave the customer’s location).

Kathleen Collins
Accounting Branch Chief
January 12, 2011

5.

Your response to prior comment 5 indicates that you do not sell customized software, however, your September 30, 2010 Form 10-Q includes a discussion regarding your revenue recognition policy for customized software arrangements similar to what you provided in your September 27, 2010 response letter (comment 5). To the extent that revenues from customized software arrangements are not material to your operations, then tell us why you believe these disclosures are necessary.

Response: We agree that these disclosures are not necessary for our current operations and we will remove from future filings.

6.

Also, as previously requested, please confirm that your response to comment 6 in your June 15, 2010 letter was referring to sales of your software products that do not require significant customization or modification. If so, describe further your software products. In this regard, tell us whether the software referred to in your June 15, 2010 and September 27, 2010 (comment 5) response letters is the same software that is included in your security systems discussed in response to prior comment 2. If so, then explain further why your response to comment 2 indicates that your hardware and software are not mutually exclusive and yet your June 15, 2010 response letter indicates that your software was not a component of your tangible product sales but rather can be used for all systems, including products manufactured by other manufacturers. To the extent that you do separately sell software, then tell us how you intend to revise the disclosures in the business section and in your revenue recognition policy footnote to more clearly describe your software arrangements and your accounting for such arrangements as your current disclosures refer mainly to software arrangements that include significant customization services. To the extent you do not separately sell software but rather only ever sell your software with the security system hardware, then explain in detail how you determined that the software is not more than incidental to the hardware.

Response: We sell software independently of our hardware and hardware with installed software. Certain software can function solely with our hardware and certain software can be used with hardware produced by other manufacturers.

Software revenues are generated from sale of ready made software products with add-on functions. Our customers can choose the add-on functions of ready made software to satisfy their needs. Sales revenue is recognized when all of the following have occurred: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price is fixed or determinable, and (iv) the ability to collect is reasonably assured, (v) customer acceptance after successful testing of the products by the customer. These criteria are generally satisfied at the time of shipment when risk of loss and title passes to the customer.

No rights of return are allowed except for non-conforming products, which in our experience have been insignificant. If non-conforming products are returned due to software dysfunction, the Company will modify software to rectify such dysfunction. In cases where non-conformity is a result of failure of hardware, the Company returns the hardware to the original vendor for replacement.

We do not sell customized software arrangements and will remove this disclosure from the description of our business in our future filings. We will also delete references to accounting policies regarding revenue recognition for software development and system integration.

Kathleen Collins
Accounting Branch Chief
January 12, 2011

If you would like to discuss our response, the Amendment or any other matters regarding the Company, please contact Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8158.

Very truly yours,

CHINA SKYRISE DIGITAL SERVICE INC.

By: /s/ Mingchun Zhou
Mingchun Zhou
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq. Dawn Bernd-Schulz, Esq.